2344 SPRUCE STREET - SUITE A – BOULDER, COLORADO 80302 TELEPHONE (303) 444-5483 FACSIMILE (303) 245-0420 EMAIL: INFO@BOULDERFUNDS.NET

Boulder Total Return Fund, Inc.

Common Shares – CUSIP # 101541100

Ticker “BTF”

This notice to the stockholders of the Boulder Total Return Fund, Inc. (the “Fund”) provides important information concerning a distribution to stockholders. This notice is for informational purposes only and should not be relied upon to project the tax character of actual Fund distributions or the performance of the Fund.

The Fund is pleased to report payment of a common stock distribution in the amount of $0.02488 per share payable in cash on July 11, 2014 to stockholders of record on July 1, 2014. The following table sets forth an estimate of the sources of the Fund’s current distribution and the cumulative distributions of the Fund under U.S. generally accepted accounting principles (“GAAP”). Amounts are expressed as of July 1, 2014 on a per share basis and as a percentage of the distribution amount.

Sources	Current Distribution	% of Current Distribution	Cumulative Distributions for the Fiscal Year-to-Date(1)	% of the Cumulative Distributions for the Fiscal Year-to-Date(1)
Net Investment Income	$0.00	0%	$0.00	0%
Net Realized Short-Term Capital Gains	$0.00	0%	$0.00	0%
Net Realized Long-Term Capital Gains(2)	$0.02488	100%	$0.10593	100%
Return of Capital or other Capital Source	$0.00	0%	$0.00	0%
Total per Common Share	$0.02488	100%	$0.10593	100%

(1) The Fund’s current fiscal year is December 1, 2013 to November 30, 2014.

(2) As of 7/1/2014, the Fund had estimated net unrealized gains of $268,759,445.

IMPORTANT DISCLOSURE: The characterization of Fund distributions for federal income tax purposes may differ from the GAAP characterization presented in the table above. Stockholders should not draw any conclusions about the Fund’s investment performance from the amount of this distribution. An IRS Form 1099-DIV will be sent to stockholders indicating the final tax characteristics of the distributions they receive. The distributions may consist of ordinary income, if any, long-term capital gains, if any, short-term capital gains, if any, and return of capital, if any. To the extent stockholders receive a return of capital they will be required to adjust their cost basis by the same amount upon the sale of their Fund shares. Stockholders should seek their own tax advice regarding the reporting of income and the gain or loss on the sale of the Fund’s shares.

Although the Fund may indicate what it expects the tax characteristics of its distributions to be, it is subject to change depending on a number of factors, including market conditions throughout the year and the magnitude of income and realized gains for the year. Stockholders can expect to receive tax-reporting information for distributions from either their brokers or from the Fund’s transfer agent indicating the exact composition per share of the dividends and distributions received during the calendar year. Stockholders should consult their tax advisor for proper tax treatment of the Fund’s distributions.

For more information on the Fund please visit us on the web at www.boulderfunds.net.

Contact:

Brandon Krinhop (303) 449-0426

Boulder Total Return Fund, Inc.